Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia

03 MAY -1 AM 7:



LINDEMANS

making life more enjoyable


03022253

14 April 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
SOUTHCORP UK ON-TRADE DISTRIBUTION ARRANGEMENTS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

M M HUDSON
COMPANY SECRETARY

Encl

dlw 6/4

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP


Australia's Most Famous Wine


ROSEMOUNT
ESTATE


LINDEMANS
making life more enjoyable

NEWS ANNOUNCEMENT

Southcorp UK On-Trade Distribution Arrangements

14 April 2003

Southcorp Limited today announced the termination of its exclusive United Kingdom on-trade distribution agreement with Matthew Clark plc. The termination of the agreement, 14 months before its due completion date, has been agreed to by Southcorp following the acquisition of BRL Hardy by Constellation Brands, which also owns Matthew Clark plc. The termination involves the payment of an undisclosed sum to Southcorp.

The termination allows Southcorp to develop both existing and new arrangements for the UK on-trade market (hotels, clubs, bars, pubs and restaurants) in a manner which the company believes will enhance its product mix and profitability from this channel to the market.

The on-trade agreement with Matthew Clark plc involved the distribution of seven of Southcorp's core brands, including Penfolds, Rosemount, Lindemans and Wynns Coonawarra Estate. An important part of this arrangement was the distribution of Southcorp's core brands to the larger on-trade customers through Matthew Clark's branded wine business, Grants of St James's Wines.

The terms of the termination provide that:

- The Grants of St James's Wines customers will transfer to Southcorp from 1 May 2003. This means Southcorp will assume direct responsibility for a number of large, well developed on-trade customers, including Whitbread (via Interbrew), Coors, Hall & Woodhouse, Coes of Ilford and Christopher Piper amongst others.

- After 1 July 2003, Matthew Clark Wholesale (part of Matthew Clark plc) will continue distribution arrangements for Penfolds and Wynns Coonawarra Estate, but on a non-exclusive basis.

- The remaining Southcorp brands (including Rosemount, Lindemans, Seppelt, Seaview and James Herrick) will continue to be available via Matthew Clark Wholesale until 30 June 2003. By that time, Southcorp expects to have concluded direct supply relationships with a number of other UK wholesalers to facilitate a broader access to the UK on-trade market.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

Jeffrey Wilkinson, President of Southcorp Wines Europe, commented: "We are very keen to develop the UK on-trade market as it provides excellent brand building opportunities for our premium portfolio. During the 2002 financial year, the on trade represented 7% of Southcorp's UK business by value. The change facilitated by the termination of current arrangements gives us the opportunity to modify our product mix, remove some lower value wines, thereby enhancing our product offering to the on-premise market. We expect the new arrangements being put in place will broaden Southcorp's access to the on-trade market, associated with a stronger internal focus and resourcing within the UK region to this important market. This is an exciting opportunity for us, and a positive development for our business."

For further information contact:

Dr Robert Porter
General Manager, Investor Relations & Corporate Affairs
Mobile: 0407 391829
Phone: 02 9465 1203
Facsimile: 02 9465 1181